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Invest in Calyx Cultivation Tech

Patent pending COVID killing LED light fixture and patented grow technology. Made in the USA.

CALYXCULTIVATION.COM HOUSTON TEXAS


CALYX
cultivation technologies
TAKE A TOUR INSIDE THE CALYX CHIP ROOM



Food scarcity is a threat which potentially affects everyone we love. Traditional farming struggles to provide for growing populations amidst environmental changes. Calyx has created the first AI patented LED grow light with customized spectrum & antifungal capabilities to provide the solution & fill the void of this emerging... more

John C Higgins President/CEO @ Calyx Cultivation Tech

Why you may want to invest in us...

1. Patent Pending Airborne Antiviral LED Lighting Solutions; Introducing Immaculight™ I & II
2. Immaculight™ also offers continuous white light disinfection of bacteria, mold and fungus
3. Calyx I; First AI patented LED grow light featuring customizable spectrum & anti fungal capabilities
4. Currently positioned in markets projected to reach $40.25 billion by 2022
5. $1.15M raised from prior investors

Why investors ❤ us

WE'VE RAISED $1,948,028 SINCE OUR FOUNDING



With over 30 strains of COVID-19 already documented, it is incredibly likely that this virus will be something that will continue to be a threat for some time. The high mutation rate of the virus makes the development of a vaccine challenging. Because of this, it is incredibly important to develop greater sustained testing capabilities to ensure successful reopening of the economy.

While many companies are focusing on developing tests that will detect those who have built up the antibodies to the virus, we're excited that Caylx's contribution to fighting this virus takes a different approach to using chemicals.

By designing a light fixture

... read more

Colby Fitch Project Estimator at Chamberlin Roofing and Waterproofing

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $500 PREVIOUSLY



Like the idea

Gwendolyn Jones



With diversified potential revenue streams (medical and agriculture), there is incredible potential for Calyx to stand out as a major player in the LED space.

Audrin Navarro

I'm a consumer insights expert and entrepreneur.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



John C Higgins

President/CEO

John has 13+ years of LED industry experience & was recognized as an E&Y Entrepreneur of the Year finalist. As President & CEO, he led his former business to be twice recognized in the Houston Business Journal as a Top 100 Fastest Growing Company.



Mark Sam

Chief Operations Officer/Treasurer

Mark has 40+ years of CPA experience & holds a BA Degree in Economics from Washington & Jefferson College. He has formed & helped a number of companies grow with his advisory of best practices, management, & finances.



Sylvia Quan

Investor Relations

Sylvia has been managing her husband, Gordon Quan's, successful Houston based immigration law firm for 40 years. The former schoolteacher's recently published book, Nourishing Wisdom for Life, was an Amazon #1 bestselling new release in April, 2019.



Ricky Shelton

Energy Managment Consultant

Ricky is a TX Energy Manager who serves as the VP on the Board of Directors for TX Energy Managers Association. The Mount Belvieu Elected Official graduated from Dallas Baptist University with a major in Business and minor in Communication Studies.



Lam Lee Nguyen

Director Software Engineering & Development

Lam has 20 years of experience in the technology industry. He has been instrumental in the development & implementation of numerous complex integrations of information management systems & enterprise-wide technology solutions throughout his career.



Christina Thurlow

Director of Graphic Design

Christina is a lifelong artist and has 20+ years of experience in the graphic design industry. She is the primary artistic manager for Calyx & its parent company & holds an Applied Science Degree in Computer Animation with Magnum Cum Laude honors.



James Hinton

AgroTech Advisor

James Hinton is the owner Zero Point Organics, which specializes in vertical farming of microgreens, wheatgrass, and more. His prior background in the health and wellness industry fueled his desire to source cleaner and more nutrient dense foods.

In the news

American Manufacturer Presents AI Patented Technology for Indoor Farming

HOUSTON, March 27, 2020 /PRNewswire/ -- American AgroTech leader, Calyx Cultivation, recently patented a revolutionary LED grow light with artificial intelligence. This pioneering technology was invented by James

March 27, 2020 @ marketwatch.com

Downloads

- Calyx Cultivation Tech Deck.pdf
- Calyx Cultivation Tech Wefunder Deck

Manufacturer of Advanced Grow Lights with AI Patented Technology


Calyx
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IMAGINE possessing the ability of controlling plant growth while maintaining a high level of nutritional value. Calyx technology makes this possible by *harnessing every aspect of the grow cycle.*

Studies show the onset of climate change will not only increase extreme weather patterns but jeopardize the quality and quantity of our food supply. Calyx has taken initiative to alleviate these global issues by patenting affordable LED lighting with large scale manufacturing capabilities to enable quick entry in to the market.

The Story of Calyx Cultivation

A calyx consists of leaf-like structures at the base of a flower. It plays the essential role of protecting the bud of a plant during its development. Similarly, it is Calyx Cultivation's mission to support and promote food growth efficiency by providing high quality *American Made Products and Technology.*

Calyx was established in June 2018 as a spin off brand of our affiliate, illumiPure. Research and development conducted in 2016 showed a dramatic rise in retail and commercial agritech demands. Effects of this groundbreaking technology became ever more apparent. Company separation would be the only logical decision to provide further concentration and advancement within this important sector.


CALYX
cultivation technologies
USA Manufacturer of LED Lighting | Proprietary Grow Light Spectrum Technology
CALYX
CALYX
CALYX
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First, we had to understand how plants looked at spectrum.

After analyzing the market in depth, Calyx developers discovered that a majority of people, including growers, did not have an accurate understanding of light spectrums or the way in which they effect plants. Calyx began to grasp the science in a number of ways.

One straightforward approach to understanding plant growth and light spectrum was to research theories and obtain empirical evidence from others. However, having the opportunity to *physically touch, visually observe, perform studies and record documentation* became the more effective and superior method in the quest for new knowledge and understanding.

Certain controls were necessary to afford these opportunities:

- R&D vertical grow facility emulating 5 acres of plant growth

- Enforce and uphold quality control measures

- Reshore manufacturing to Houston, Texas

- Establish OEM relationship with co-owned company, illumiPure

- Provide specifications for our proprietary phosphor and LED design

- Patents and Patents Pending


CALYX
cultivation technologies
Manufacturing | R & D Facility

Research and Development

Reliable and accurate information is readily accessible to Calyx with the help of their onsite research lab. This testing facility is conveniently located in a Class B building directly below the Calyx corporate office and provides a constant supply of comprehensive information. Daily monitoring and reports provide first hand data which is simultaneously monitored from a third party to ensure authenticity.

Our *proprietary 4-tiered horizontal hydroponic system* grows a vast array of plants from tomatoes and strawberries to cannabis and microgreens. The Calyx research lab enables a greater understanding of plant morphology, physiology, and phenology, to successfully promote growth, overall health, and performance.


CALYX
cultivation technologies
Houston Grow Room Facility

Tested, proven and ready for the market!

Calyx Cultivation has designed and redesigned LED fixtures and technologies for the best performance in distribution and effective spectrum delivery. Newly developed products were created with all markets in mind; hobbyists, semi-professional, small vertical farming, and industrial large acreage under glass.

Coming soon to our product offering is our newly patented *Genius Grow with AI*. This fixture is self-adjusting in both proximity and spectrum according to plant species' growth.

Our current product offering:



Calyx Product Line

LOW POWER | HIGH POWER | ULTRA-HIGH POWER

7 products currently available; 4 additional products are being finalized.

We achieve contiguous 9 band spectrum and continuous color output with no color mixing or banding. Calyx technology features a full cycle broad spectrum which is finely tuned for rapid growth and comprehensive plant development.

Product	AGRO 480W	AGRO 240W	AGRO LINEAR	AGRO PAR 38	AGRO PAR 60	AGRO PAR 95	AGRO TUBE
Consumption	480W	240W	215W	20W ± 10%	60W ± 10%	90W ± 10%	32W
Efficacy	1.7	1.7	1.7	1.7	1.7	1.7	1.7
PF	≥ 0.9	≥ 0.9	≥ 0.9	≥ 0.9	≥ 0.9	≥ 0.9	≥ 0.9
Spectrums	3F | 420	3F | 420	3F | 420	3F | 420	3F | 420	3F | 420	3F | 420
Certifications	UL, CE, IP65, Made in USA	UL, CE, IP65, Made in USA	UL, IP65, Made in USA	UL, RoHS, Made in USA	UL, IP50, Made in USA	UL, IP50, Made in USA	RoHS, ETL, Made in USA
Ideal Applications	Vertical Farming, Indoor Commercial & Residential Growing	Vertical Farming, Indoor Commercial & Residential Growing	Vertical Farming, Indoor Commercial & Residential Growing	Indoor Commercial & Residential Growing	Indoor Commercial & Residential Growing	Indoor Commercial & Residential Growing	Vertical Farming, Indoor Commercial & Residential Growing

COPYRIGHT © 2018 | All Rights Reserved
Private & Confidential Material | Copying or distribution is strictly prohibited; for internal use only

Why is all of this so important?

Scientists predict worldwide difficulties for the farming industry. The forecasted decline in both the quality and quantity of food is due to climate change and the depletion of minerals in once rich farming soils. Scarcity of fruits and vegetables in contrast with an ever-expanding population provides no other alternative but to *grow crops indoors.*


Mineral Depletion in Our Soil
Source: USDA
PPM
500
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350
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250
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150
100
50
0
Parts per million of nutrients and mineral composition in our soil.
1910
1950
1975
1990
2006
2015
CALYX

Imagine possessing the ability of controlling plant growth while maintaining a high level of nutritional value. Calyx fixtures and technologies make this dream a reality by *harnessing every aspect of the grow cycle*, and *that is a FACT!*

Investor Q&A

– COLLAPSE ALL

What does your company do?

We provide the indoor farming market with revolutionary technology. Calyx creates & exclusively provides proprietary LED grow lights to take the guesswork out of indoor farming for both novice & professional growers. Our products offer abilities & functions not found in other LED fixtures & are manufactured solely in the United States. Our patented, high quality AI fixtures automatically fine tune lighting spectrums to provide the optimal environment for healthy, sustainable crops.

Where will your company be in 5 years?

With forward thinking, internal research & development, and the highest level of quality control, Calyx hopes to become a global leader within an industry projected to reach $40B in 2022. We are closely working with contacts to gain ground in the United States, Canada, and the Middle East. Our constant product advancement and ability to comply with ever changing customer requirements gives Calyx an advantageous opportunity to serve the needs of a vastly growing international farming industry.

Why did you choose this idea?

Food scarcity is a threat which potentially affects everyone we love. Traditional farming struggles to provide for growing populations amidst environmental changes. Calyx has created the first AI patented LED grow light with customized spectrum & antifungal capabilities to provide the solution & fill the void of this emerging market's needs.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Our world is seeing an increase in natural disasters & changing weather patterns. Infrastructure settlements & ground degradation reduces our food supply's farmable acreage. Vertical farming provides this quickly growing market with the only solution.

We all know plants require light. There have been only two commercially viable ways to provide that, recently: sunlight or greenhouses equipped with HPS lamps. Calyx provides "game changing" innovative technology with proprietary lighting solutions to distinguish itself from the traditional horticulture lighting market. Our mission is to find fulfillment in every step, continually improving the quality of human life. Calyx provides technology to feed the world.

What is your proudest accomplishment?

Our proudest accomplishment at Calyx has been reshoring our technology & manufacturing from China to Houston.

We are also thrilled to receive our patents for Grow Light Color Spectrum and our new Artificial Intelligent fixture.

Calyx is truly honored with the enlistment of diversely experienced and talented innovators who possess a "do whatever it takes" mentality.

How far along are you? What's your biggest obstacle?

Access to raw materials was a former challenge which has recently been resolved. Market introduction was delayed as Calyx ensured international suppliers were in place and patents for technology had become finalized. The recent changes in legislation enabling domestic and international growth opportunities furthered our demand for product manufacturing.

Today, Calyx is ready for market.

R & D has been completed, contracts with suppliers have been executed, and individual color spectrums for each plant strain have been identified. Our biggest obstacle has been receiving funding in drips rather than in buckets to propel us forward. We hope to see a change in this former trend.

Who are your competitors? Who is the biggest threat?

Our competitors and biggest threats have been manufacturers from China who dump inferior products into the market. This tarnishes the industry arena when product failures occur.

What do you understand that your competitors don't?

Calyx understands that no two plants are the same nor are any two environments. All species of plant, environments and growers have their own demands. No one light or spectrum satisfies any of the above. Don't supply them with what you have, supply them with what they need.

How will you make money?

Domestic manufacturing, marketing, and worldwide sale of proprietary advanced horticultural lighting provides multiple money making advantages. Calyx has the ability to provide our customers with a unique tailored boutique style experience while possessing large scale manufacturing abilities. The current indoor farming technology market is projected to reach over $40B by 2022 with a compound annual growth rate of 9.65%. The demand for products in this industry will have no choice but to rise exponentially with the compounding issues of soil mineral depletion, changes in weather patterns, and an ever-expanding population.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Theft of intellectual property would affect business in addition to cannabis legislation or failing to reach funding targets in a timely manner.

What do you need the most help with?

Marketing to the commercial and consumer grower by cost effective methods with proven returns.

What would you do with the money you raise?

19% Business Development/Marketing:
• Hire Managers for Business Development & Marketing (traditional, web, design)
• Social media & Industry magazine ads
• Schedule 3 industry shows

36% Raw Materials:
• Manufacture LED chips & fixture bodies (3 commercial, 2 consumer)
• Hire 3 assembly personnel

15% Sales Personnel:
• Hire 2 Regional Sales Managers to oversee & direct distributors, resellers, retailers, & corporate clients
• Hire 2 sales personnel to draw/commission

10% Continue R & D:
• Support patents, maintain grow room, complete AI software & prototypes

12.5% Working Capital:
• Operational support

7.5% WeFunder:
• Intermediary Fees

Do you plan to manufacture your LED chips and fixtures in the USA?

Yes! Product assembly in Houston will ensure a higher level of quality control and craftsmanship. Local manufacturing not only benefits R&D but stimulates the economy by providing American jobs.

In line with our culture for continuous improvement, Calyx Cultivation's emphasis on USA-built products represents our company's focus to meet and exceed industry standards rendering long supply chain networks obsolete. By expanding domestically, Calyx can streamline and accelerate order fulfillment while simultaneously improving upon our powerful and innovative products.

We know that keeping production in the USA with domestically-sourced parts not only transforms the level of quality and service we can achieve, but that it is also the right thing to do.

Financials

Calyx Cultivation Tech has financial statements ending December 31 2019. Our cash in hand is $2,328, as of February 2020. Over the three months prior, revenues averaged $776/month, cost of goods sold has averaged $486/month, and operational expenses have averaged $5,747/month.

At a Glance

January 1 to December 31

$27,916 +964%
Revenue

-$382,746
Net Loss

$176,126 +226%
Short Term Debt

$0
Raised in 2019

$2,328
Cash on Hand
As of 02/ 3/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Calyx is in the technology sector serving cannabis and horticulture industries. Our unique customer base has the need for particular LED grow light fixtures. Such necessary capabilities include the ability to control crop growth and output by finely tuning the LED spectrum.

Our ideal development would include product sale to commercial and retail home growing customers while controlling yearly growth. In addition, we wish to continue our mission of serving the community through endeavors supporting the education of students who have an interest in horticulture.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Calyx Cultivation Tech. Corp. was incorporated in the State of Texas in November 2018.

Since then, we have:

- Creation and stimulation of manufacturing jobs in the USA

- LED (semiconductor) packaging in Houston, Texas

- Patent protected products and AI growth technology (patent owned by Calyx Cultivation Tech. Corp.)

- Proprietary grow spectrum formulas

- American Made market ready products
- Indoor/outdoor lighting products capable of growing everything from cannabis to microgreens

Historical Results of Operations

Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $27,916. For the period ended December 31, 2018, the Company had revenues of $2,624.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,559,892, including $1,046 in cash. As of December 31, 2018, the Company had total assets of $1,708,898, including $347,076 in cash.
- *Net Income.* The Company has had a net losses of $252,728 and $130,018 for the fiscal years ending on December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $783,615 for the fiscal year ending on December 31, 2019. The Company's liabilities totaled $679,893 for the fiscal year ending on December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $600,000 in debt and $1,200,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Calyx Cultivation Tech. Corp. cash in hand is $2,328, as of February 2020. Over the last three months, revenues have averaged $776/month, cost of goods sold has averaged $486/month, and operational expenses have averaged $5,747/month, for an average burn rate of $5,457 per month. Our intent is to be profitable in 9 months.

While it may appear that our runway is short, the founding team will continue to infuse capital to maintain short-term operations until this Offering is complete.

We are ordering materials for the beginning of the year and kicking off our preorder push through our resellers and launch the new website.

After we finish this upcoming manufacturing run, which we expect will cost approximately $140,000, we hope (but not guarantee) to start generating $200,000 in monthly revenue in 9 months. We believe our expenses will increase linearly up to about $100,000/month at the nine month mark.

We plan to fundraise again two months after the conclusion of this Offering. If necessary, we can rely on additional capital from the founding team.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -1,371%

Gross Margin: 50%

Return on Assets: -25%

Earnings per Share: -$0.00

Revenue per Employee: $9,305

Cash to Assets: 0%

Revenue to Receivables: 19%

Debt Ratio: 50%

123119 review statements.pdf

Risks

1. If the US Government suddenly changes the regulations on current policy which we have no control. This can without notice change the landscape of our business.

2. Failures by the competitors products may taint the acceptance of new technology and slow the conversion.

3. We expect continued losses for the foreseeable future. This will be affected by the effective growth management.

4. In addition, If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

5. The company will have the need to secure more finance either thru another round of funding or conventional debt.

6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

7. Our future immediate success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company.

8. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. The goals shown in the business plan and this Form C are no way guaranteed.

9. We have a limited history of operation for a potential investor to evaluate. All projections are made using various assumptions.

10 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John C Higgins	President and CEO @ Calyx Cultivation Tech Corp.	2018
Mark Sam	CPA @ NEUTEX Advanced Energy Group	2018

Officers

OFFICER	TITLE	JOINED
John C Higgins	CEO President	2018
Mark Sam	Treasurer CFO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
John C Higgins	10,744,626 Common	28.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$43,446	SAFE
09/2018	$700,000	Loan
06/2018	$1,200,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Northchase Holdings LLC	09/11/2018	$700,000	$661,489	7.0%	08/15/2023	Yes

Related Party Transactions

Name	Northchase Holdings LLC
Amount Invested	$700,000
Transaction type	Loan
Issued	09/11/2018
Outstanding principal plus interest	$661,489 as of 01/2020
Interest	7.0 per annum
Maturity	08/15/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Common ownership between the 2 companiies

Balloon Payment due at maturity which the lender has the option to convert to stock or extend the loan.

Use of Funds

$50,000	30% For Sales, Business Development, Marketing: *Hire 1 full time sales person Draw/commission hire 1 part time business development, purchase ad's in industry magazines 41% Raw Materials: *Finished LED's and bodies to have assembled (1 product) develop a quick turn for cash flow 10% R&D Support: * Continue back end work for AI patented fixture (patent owned by Calyx Cultivation Tech. Corp.) 11.5% Working Capital:* Support of operations 7.5% Wefunder Intermediary Fees
$1,000,000	19% to Business Development, Marketing: *Hire 1 Full time business development and one full time marketing (traditional, web, design) ad's in industry magazines and social media Schedule 3 industry shows immediately 36% Raw Materials: * Manufacture LED's and bodies (3 commercial products and 2 consumer) for quick turn for cash flow, hire 3 full time people for assembly 15% Sales New Hire: *Hire 2 full time regional Sales Managers to manage distributors, resellers, retailors, and corporate clients. 2 fulltime sales people draw/commission 10% Continue R&D: Continue support for present Patents (patent owned by Calyx Cultivation Tech. Corp.), complete back end software for new AI fixture, complete prototypes of new AI fixture, continue support of on site grow room 12.5% Working Capital:* Support of operations 7.5% Wefunder Intermediary Fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	259,350,000	38,373,664	Yes
Preferred Stock	140,650,000	140,650,000	Yes

The Funding Portal

Calyx Cultivation Tech is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.